QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002 and the Registration Statement on Form F-10 of The Toronto-Dominion Bank dated December 16, 2002.

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: February 25, 2003		/s/ CHRISTOPHER A. MONTAGUE
	By:	Name: Christopher A. Montague Title: Executive Vice President, General Counsel and Secretary

THE TORONTO-DOMINION BANK

NOTICE OF ANNUAL MEETING

OF COMMON SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

April 3, 2003

THE TORONTO-DOMINION BANK

NOTICE OF ANNUAL MEETING
OF COMMON SHAREHOLDERS

DATE:	Thursday, April 3, 2003
TIME:	9:30 a.m. (Eastern Time)
PLACE:	London Convention Centre 300 York Street London, Ontario N6B 1P8

  Purposes of the Meeting:

  1.
  receiving the financial statements for the year ended October 31, 2002, and the auditors' report thereon;

  2.
  electing directors;

  3.
  appointing auditors;

  4.
  considering certain shareholder proposals set out in Schedule A to the accompanying Management Proxy Circular; and

  5.
  transacting such other business as may properly be brought before the meeting.

        On February 18, 2003, there were 647,958,691 outstanding common shares of the Bank which were, subject to applicable Bank Act (Canada) (the "Bank Act") restrictions, eligible to vote on each of the matters to be voted on at the Meeting.

        If you cannot attend, you are encouraged to complete and sign the enclosed form of proxy and return it in the envelope provided. Proxies must be received by the Bank's transfer agent, CIBC Mellon Trust Company, by facsimile at (416) 368-2502 or at 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by the Secretary of the Bank at least twenty-four hours prior to the Meeting.

Toronto, February 25, 2003

                        By Order of the Board
                        (Signed)                         C.A. MONTAGUE
                        Executive Vice President,
                        General Counsel and Secretary

-------------------------------------------------------------------------------------------------------------------------------------------------

Note: Shareholders wishing to receive quarterly financial statements of the Bank during 2003 must complete and return the enclosed Request for Quarterly Reports.

TABLE OF CONTENTS

1	PART I — VOTING INFORMATION
3	PART II — BUSINESS OF THE MEETING
3	FINANCIAL STATEMENTS
3	ELECTION OF DIRECTORS
3	APPOINTMENT OF AUDITORS
3	SHAREHOLDER PROPOSALS
4	DIRECTOR NOMINEES
8	PART III — EXECUTIVE COMPENSATION
13	PART IV — MANAGEMENT RESOURCES COMMITTEE REPORT
17	PART V — ADDITIONAL INFORMATION
17	FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON
17	COMPENSATION OF DIRECTORS
18	INDEBTEDNESS OF DIRECTORS AND OFFICERS
19	CORPORATE GOVERNANCE
20	DIRECTORS' APPROVAL
21	SCHEDULE A — SHAREHOLDER PROPOSALS
29	SCHEDULE B — CORPORATE GOVERNANCE PROCEDURES

THE TORONTO-DOMINION BANK

MANAGEMENT PROXY CIRCULAR

        All information is as of January 27, 2003 unless otherwise indicated.

        This Management Proxy Circular is provided in connection with the solicitation by management of The Toronto-Dominion Bank (the "Bank") of proxies to be used at the annual meeting of common shareholders of the Bank (the "Meeting") to be held at the time and place and for the purposes set forth in the notice of meeting accompanying this Management Proxy Circular.

PART I — VOTING INFORMATION

WHO CAN VOTE

        Except for some restrictions explained below under the heading Voting Restrictions, each shareholder is entitled to one vote for each common share registered in his or her name on February 18, 2003.

        Shareholders who acquired their shares subsequent to February 18, 2003 may acquire voting rights provided they request the Bank, not later than 10 days before the Meeting, to add their names to the voter's list and provide sufficient information to establish that they own the common shares. If shares are transferred and the new shareholder acquires these rights, the holder of these shares on February 18, 2003 is no longer entitled to vote with respect to the transferred shares.

        On February 18, 2003, there were 647,958,691 outstanding common shares of the Bank which were, subject to applicable Bank Act (Canada) (the "Bank Act") restrictions, eligible to vote on each of the matters to be voted on at the Meeting.

        Under the Bank Act, one person or entity owning more than 10% of the common shares of the Bank is prohibited without approval in accordance with the provisions of the Bank Act. To the knowledge of the directors and officers of the Bank, no person owns or exercises control over more than 10% of the common shares of the Bank.

VOTING RESTRICTIONS

        The Bank Act prohibits any shareholder from voting shares which are beneficially owned by the Government of Canada or of a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. The Bank Act also prohibits the voting of shares held in contravention of the Bank Act. For more information about voting restrictions, please contact the Secretary of the Bank.

TWO WAYS TO VOTE

        Shareholders eligible to vote can vote in person at the Meeting. Shareholders who will not be attending the Meeting in person can authorize another person, called a proxyholder, to attend the Meeting and vote on their behalf. Any legal form of proxy may be used and a form of proxy is provided with this Management Proxy Circular for eligible shareholders.

        If a person beneficially owns shares but is not a registered shareholder, meaning that his or her shares are held in the name of a nominee, the process for voting is explained below under the heading Non-Registered Holders.

PROXYHOLDER'S VOTE

        The shareholder may give voting instructions on the issues listed below by marking the appropriate boxes on the proxy form and the proxyholder will be required to vote in that manner. If the boxes are not marked, the proxyholder may vote the shares as he or she sees fit. If the shareholder appoints the person(s) designated in the enclosed form of proxy as the proxyholder, unless otherwise specified, the shareholder's shares will be voted at the Meeting as follows:

  FOR the election as directors of the nominees whose names are set out in this Management Proxy Circular;

  FOR the appointment of Ernst & Young LLP and PricewaterhouseCoopers LLP as auditors; and

  AGAINST the shareholders' proposals as described in Schedule A.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    1

        The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in this Management Proxy Circular.

        As of the time of printing of this Management Proxy Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

WHO CAN BE A PROXYHOLDER

        The persons named as proxyholders in the enclosed form of proxy are officers of the Bank. Each shareholder who wishes to appoint another person to represent him or her at the Meeting may do so, either by inserting such person's name in the blank space provided in the form of proxy and deleting the names printed thereon or by completing another proper form of proxy and delivering the proxy to CIBC Mellon Trust Company, or to the Secretary of the Bank, at least twenty-four hours before the Meeting.

REVOKING THE PROXY

        A shareholder who signs and returns the enclosed form of proxy may revoke it by delivering written notification to the Secretary of the Bank not later than April 2, 2003, or to the Chairman of the Meeting before the start of the Meeting. The written notification must state clearly that the shareholder wishes to revoke the proxy.

THE BANK'S SOLICITATION OF PROXIES

        The Bank is asking shareholders to return the form of proxy. The Bank's solicitation of proxies will primarily be by mail. Employees of the Bank may also solicit the return of proxies. The cost of solicitation will be borne by the Bank.

CONFIDENTIALITY OF VOTING

        Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Bank, and are not submitted to the management of the Bank unless a shareholder clearly intends to communicate his or her comments to the Bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.

NON-REGISTERED HOLDERS

        A Non-Registered Holder who beneficially owns shares held in the name of a nominee such as a bank, a trust company, a securities broker or a trustee and, therefore, does not have the shares registered in his or her own name may vote either in person (as described in the following paragraph) or by proxy. As required by Canadian Securities laws, the Non-Registered Holder will receive from the nominee either a request for voting instructions or a form of proxy for the number of shares held. For the shares to be voted, the Non-Registered Holder must follow the request for voting instructions or the form of proxy that is provided by the nominee.

        Since the Bank has limited access to the names or holdings of its Non-Registered Holders, the Non-Registered Holder must complete the following steps to vote in person at the Meeting. The Non-Registered Holder must insert his or her own name in the space provided on the request for voting instructions or form of proxy to appoint the Non-Registered Holder as the proxyholder and must return the document in the envelope provided. No other part of the form should be completed because the Non-Registered Holder's vote will then be taken at the Meeting.

RESULTS OF VOTE

        A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this Management Proxy Circular.

2    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

PART II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

        The Annual Statement of the Bank as at October 31, 2002, which is included in the Bank's 2002 Annual Report as the Consolidated Financial Statements, is being mailed to shareholders with this Management Proxy Circular. The Annual Statement and the Auditors' Report will be placed before the shareholders at the Meeting.

ELECTION OF DIRECTORS

        The number of directors of the Bank to be elected at the Meeting is 16. Each director will be elected to hold office until the next annual meeting.

        The nominees proposed for election as directors are listed on page 4 under the heading Director Nominees. All are currently directors of the Bank except for Messrs. Bolton and Prezzano who are proposed for election as new directors.

        Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed under the heading Director Nominees. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees.

APPOINTMENT OF AUDITORS

        The Bank Act provides that shareholders may appoint two firms of accountants. The directors of the Bank propose that Ernst & Young LLP and PricewaterhouseCoopers LLP be appointed auditors to hold office until the close of the next annual meeting of shareholders. Unless otherwise specified, the persons named in the form of proxy intend to vote FOR the appointment of Ernst & Young LLP and PricewaterhouseCoopers LLP.

        During the five years ended October 31, 2002, Ernst & Young LLP, PricewaterhouseCoopers LLP and KPMG LLP have held appointments in accordance with the Bank Act as auditors of the Bank.

        Information regarding the payment of fees to the auditors is set out on page 38 of the Bank's 2002 Annual Report. Under the heading "Audit Oversight" on page 20 of this Management Proxy Circular, additional information is provided regarding the restrictions on the use of the auditors for non-audit services.

SHAREHOLDER PROPOSALS

        Attached to this Management Proxy Circular as Schedule A are ten shareholder proposals which have been submitted for consideration at the Meeting and the explanation of the Board of Directors of its reasons for opposing these proposals. If these proposals are put forward at the Meeting, unless otherwise specified, those persons designated in the form of proxy enclosed intend to vote AGAINST each of these proposals.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    3

DIRECTOR NOMINEES

        The following table sets forth for each nominee for election as director: age; municipality of residence; present principal occupation and principal occupations held in the last five years if different; the last major position or office with the Bank, if any; a brief description of his or her principal directorships and memberships and education; the number of Bank shares beneficially owned, directly or indirectly, or over which control or direction is exercised; and the number of Deferred Share Units (DSU) credited to each nominee.

        For each nominee who is currently a director of the Bank, the table also sets forth: the date each became a director of the Bank; current membership on Committees of the Board; and record of attendance at meetings of the Board and its Committees during the 12 months ended October 31, 2002. During this period, Committees of the Board held 24 meetings, broken down as follows: Audit and Risk Management (ARMC) (9), Corporate Governance (CGC) (6) and Management Resources (MRC) (9).

Number of Meetings Attended
Nominee for Election as Director
	Director Since	Shareholdings	Board	Committees

HUGH J. BOLTON	new nominee	Nil	N/A	N/A

Hugh J. Bolton, 64, resides in Edmonton, Alberta. Mr. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company, and is a member of the boards of a number of its subsidiaries. Prior to his appointment as Chair of EPCOR Utilities on January 1, 2000, and after his retirement as Chairman & CEO and a partner of Coopers & Lybrand Canada, Chartered Accountants on January 1 and November 30, 1998, respectively, Mr. Bolton was a financial consultant and corporate director. Mr. Bolton is also Chair of the Board of Directors of Matrikon Inc. and is a director of Teck Cominco Limited. Mr. Bolton holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants.

W. EDMUND CLARK	August 2000	5,000 Common 204,994 DSU	12 of 12	N/A

W. Edmund Clark, 55, resides in Toronto, Ontario. Mr. Clark is the President and Chief Executive Officer of the Bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the Bank. Mr. Clark joined the Bank with its acquisition of CT Financial Services on February 1, 2000, where he was the President and Chief Executive Officer of CT Financial Services Inc., Canada Trustco Mortgage Company and The Canada Trust Company. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master's and doctoral degrees from Harvard University.

MARSHALL A. COHEN(2)(3)(4)	February 1992	12,459 Common 8,619 DSU	12 of 12	6 of 6 CGC 6 of 6 MRC(8)

Marshall A. Cohen, 67, resides in Toronto, Ontario. Mr. Cohen is Counsel at Cassels, Brock & Blackwell, Barristers and Solicitors. Mr. Cohen is also a director of a number of other companies, including Barrick Gold Corporation, American International Group, Inc., Lafarge Corporation, Premcor Inc. and Collins & Aikman Corporation. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master's degree in law from York University. Mr. Cohen also holds an honourary doctorate in law from York University and was appointed an Officer of the Order of Canada in 1992.

WENDY K. DOBSON(1)(2)	October 1990	6,342 Common 3,333 DSU	12 of 12	9 of 9 ARMC(5)

Wendy K. Dobson, 61, resides in Uxbridge, Ontario. Dr. Dobson is Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. Dr. Dobson is a director of MDS Inc., TransCanada PipeLines Limited and DuPont Canada Inc. She holds an undergraduate degree from the University of British Columbia, two master's degrees from Harvard University and a doctorate in economics from Princeton University.

4    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

DARREN ENTWISTLE(2)	November 2001	1,004 Common	10 of 12	7 of 8 ARMC(5)(6)

Darren Entwistle, 40, resides in Vancouver, British Columbia. Mr. Entwistle is the President and Chief Executive Officer of TELUS Corporation, a telecommunications company, and is a member of its board of directors. Prior to joining TELUS Corporation in July 2000, Mr. Entwistle held various positions in the telecommunications industry, including Cable & Wireless Communications plc. Mr. Entwistle holds a master's degree in business administration from McGill University.

HENRY H. KETCHAM(1)	January 1999	1,000 Common 6,580 DSU	12 of 12	9 of 9 ARMC(5)

Henry H. Ketcham, 53, resides in Vancouver, British Columbia. Mr. Ketcham is the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company. Mr. Ketcham is also a director of Hollinger Inc. Mr. Ketcham holds an undergraduate degree from Brown University.

PIERRE H. LESSARD(1)(3)	October 1997	7,000 Common 7,944 DSU	11 of 12	6 of 9 ARMC(5) 6 of 6 CGC

Pierre H. Lessard, 60, resides in the Town of Mount-Royal, Quebec. Mr. Lessard is the President and Chief Executive Officer of METRO INC., a distributor of food products, and is a member of its board of directors. Mr. Lessard is also a director of a number of other companies, including SNC-Lavalin Group Inc. Mr. Lessard holds undergraduate and master's degrees from Laval University and a master's degree in business administration from Harvard Business School. Mr. Lessard is a Chartered Accountant and a Fellow of the Quebec Order of Chartered Accountants.

BRIAN F. MACNEILL(1)(4)	August 1994	8,873 Common 5,747 DSU	11 of 12	9 of 9 ARMC(5) 9 of 9 MRC

Brian F. MacNeill, 63, resides in Calgary, Alberta. Mr. MacNeill is the non-executive Chairman of the Board of Petro-Canada, an integrated oil and gas company. Mr. MacNeill was the President and Chief Executive Officer of Enbridge Inc. (formerly IPL Energy Inc.) from April 1991 and stepped down as President in September 2000 and as Chief Executive Officer in January 2001. Mr. MacNeill is also a director of a number of other companies, including Enbridge Inc., Dofasco Inc., Western Oil Sands Inc., West Fraser Timber Co. Ltd., Sears Canada Inc., TELUS Corporation and Veritas DGC Inc. Mr. MacNeill holds an undergraduate degree in commerce from Montana State University and a Certified Public Accountant designation in the U.S. Mr. MacNeill is a Chartered Accountant and a Fellow of the Alberta Institute of Chartered Accountants.

ROGER PHILLIPS(1)(2)(4)	February 1994	14,000 Common 7,714 DSU	11 of 12	9 of 9 MRC

Roger Phillips, 63, resides in Regina, Saskatchewan. Mr. Phillips is a Corporate Director and the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement in January 2002. He is also a director of a number of other companies, including Canadian Pacific Railway Company, Fording Inc., Imperial Oil Limited and Cleveland-Cliffs Inc. Mr. Phillips holds an undergraduate degree in physics and mathematics from McGill University. Mr. Phillips was appointed an Officer of the Order of Canada in 1999 and was awarded the Saskatchewan Order of Merit in 2002.

WILBUR J. PREZZANO	new nominee	1,000	N/A	N/A

Wilbur J. Prezzano, 62, resides in Charleston, South Carolina. Mr. Prezzano is a Corporate Director and the former Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano is a director of a number of companies, including Lance, Inc. and Roper Industries, Inc. Mr. Prezzano holds an undergraduate degree in economics and a master's degree in business administration, both from the University of Pennsylvania's Wharton School.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    5

EDWARD S. ROGERS(3)	August 1989	35,681 Common	12 of 12	6 of 6 CGC

Edward S. Rogers, 69, resides in Toronto, Ontario. Mr. Rogers is the President and Chief Executive Officer of Rogers Communications Inc., a diversified communications company, and is a member of its board of directors and the boards of a number of its subsidiaries. Mr. Rogers is also a director of various other organizations, including Gage Learning Corporation, Cable Television Laboratories, Inc., The Canadian Cable Television Association, The Hull Group and The Toronto Blue Jays. Mr. Rogers holds an undergraduate degree from the University of Toronto and a law degree from Osgoode Hall Law School. Mr. Rogers has been awarded numerous honourary degrees and was appointed an Officer of the Order of Canada in 1990.

HELEN K. SINCLAIR(2)	June 1996	6,147 Common 2,857 DSU	11 of 12	9 of 9 ARMC(5)

Helen K. Sinclair, 51, resides in Toronto, Ontario. Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a software and educational products company, and is a member of its board of directors. Ms. Sinclair is also a director of a number of other organizations, including McCain Capital Corporation, the Canada Pension Plan Investment Board and Davis + Henderson G.P. Inc. Ms. Sinclair holds an undergraduate degree from York University and a master's degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

DONALD R. SOBEY(4)	October 1992	327,256 Common 7,652 DSU	11 of 12	8 of 9 MRC

Donald R. Sobey, 68, resides in Stellarton, Nova Scotia. Mr. Sobey is Chairman of Empire Company Limited, an investment holding company, and is a member of its board of directors. Mr. Sobey is also a director of a number of other companies, including Alliance Atlantis Communications Inc., Highliner Foods Ltd., Sobeys Canada Inc. and Traders Classified Media NV. Mr. Sobey was also a director of the Bank from May 1978 to January 1992. Mr. Sobey holds an undergraduate degree in commerce from Queen's University and an honourary degree in law from Dalhousie University.

MICHAEL D. SOPKO(3)	August 1992	11,337 Common	12 of 12	6 of 6 CGC

Michael D. Sopko, 64, resides in Oakville, Ontario. Dr. Sopko is a director and the retired Chairman and Chief Executive Officer of Inco Limited, a primary metals and formed metal products company. From April 25, 2001 to April 17, 2002 he was the non-executive Chairman of Inco, and prior to April 25, 2001 served as its Chairman and Chief Executive Officer. Dr. Sopko is also a director of a number of other companies, including Co-Steel Inc. Dr. Sopko holds undergraduate, master's and doctoral degrees in metallurgical engineering from McGill University.

JOHN M. THOMPSON(3)(4)	August 1988	27,443 Common	12 of 12	2 of 2 CGC(7) 9 of 9 MRC

John M. Thompson, 60, resides in Greenwich, Connecticut and also has a home in Toronto, Ontario. Mr. Thompson is a Corporate Director and the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company, a position he held from August 2000 to September 2002. Prior to that, Mr. Thompson held various senior executive positions with IBM. Mr. Thompson is also a director of the Robert Mondavi Corporation and The Thomson Corporation. Mr. Thompson holds an undergraduate degree in engineering science from The University of Western Ontario and has completed the executive management programs at the Richard Ivey School at The University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.

RICHARD M. THOMSON	April 1971	359,083 Common 5,270 DSU	10 of 12	1 of 1 ARMC(9)

Richard M. Thomson, 69, resides in Toronto, Ontario. Mr. Thomson is the former Chairman and Chief Executive Officer of the Bank. Mr. Thomson is also a director of a number of other organizations, including Inco Limited, the Canada Pension Plan Investment Board, Ontario Power Generation Inc., S.C. Johnson and Son, Inc., Stuart Energy Systems Inc., Prudential Financial Inc., The Thomson Corporation and Trizec Properties, Inc. and is Chairman of the Board of Nexen Inc. Mr. Thomson holds an undergraduate degree in engineering from the University of Toronto, a master's degree in business administration from Harvard Business School and he completed the Fellow's Course in Banking at Queen's University. Mr. Thomson was appointed an Officer of the Order of Canada in 1998.

(1)
Current member of the Audit Committee (formerly part of the Audit and Risk Management Committee).

6    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

(2)
Current member of the Risk Committee (formerly part of the Audit and Risk Management Committee).
(3)
Current member of the Corporate Governance Committee.
(4)
Current member of the Management Resources Committee.
(5)
The Audit and Risk Management Committee was divided into the Audit Committee and the Risk Committee effective December 12, 2002.
(6)
Mr. Entwistle joined the Audit and Risk Management Committee effective November 14, 2001.
(7)
Mr. Thompson joined the Corporate Governance Committee effective August 22, 2002.
(8)
Mr. Cohen joined the Management Resources Committee effective December 13, 2001.
(9)
Attended by invitation of the Committee.

        Except as disclosed in the preceding table, all nominees standing for election as directors at the Meeting have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years. Mr. A. Charles Baillie who served as a director since September 1994 and Ms. Eleanor R. Clitheroe who served as a director since May 1999 will not be standing for re-election as directors at the Meeting. During the 12 months ended October 31, 2002, Mr. Baillie attended 12 of 12 Board meetings and Ms. Clitheroe attended 12 of 12 Board meetings and six of six meetings of the Corporate Governance Committee. Mr. G. Montegu Black, who served as a director since August 1978, passed away in January 2002. Mr. Black did not attend any Board or Committee meetings during the 12 months ended October 31, 2002.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    7

PART III — EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

						Long Term Compensation
	Annual Compensation					Awards				Payouts
Name and Principal Position	Year	Fiscal Salary ($)	Bonus ($)		Other Annual Compensation(2) ($)	Securities Under Options/ SARs Granted (#)		Restricted Shares or Restricted Share Units ($)		LTIP Payouts ($)		All Other Compensation(3) ($)

A.C. BAILLIE(15)	2002	$1,340,822	$0		$53,616	450,300	(4)	—		—		$2,889
Chairman & CEO	2001	$1,270,411	$3,325,000		$2,117	410,100		—		—		$4,104
	2000	$1,080,874	$3,500,000		$6,220	309,000		—		—		$3,496

W.E. CLARK(15)	2002	$1,041,405	$0		—	307,500	(4)	—		—		$3,343
President & COO	2001	$988,730	$2,600,000		—	241,100		—		—		$1,511,086	(8)
	2000	$646,923	$1,875,000	(6)	—	511,800	(7)	$1,000,500	(5)	—		$1,511,923	(9)

D.A. WRIGHT(16)	2002	$800,000	$0		—	135,000	(4)	$999,999	(5)	$8,867,481	(12)	$1,369
Deputy Chair	2001	$413,384	$8,600,000		$71,460	—		—		$5,702,116	(11)	$1,458
	2000	$419,399	$8,000,000		$3,631	—		—		$2,078,725	(10)	$1,350

A.S. ROSEN	2002	$378,904	$600,000	(1)	—	—		—		$3,420,314	(14)	$810
Vice Chair	2001	$142,240	$1,416,500		—	—		$5,018,100	(5)	$2,434,763	(13)	$630
	2000	$185,000	$2,500,000		—	—		—		$1,579,831	(10)	$599

F.J. TOMCZYK	2002	$400,279	$600,000	(1)	—	46,900	(4)	$159,986	(5)	—		$843
Vice Chair	2001	$300,000	$750,000		$7,683	32,400		—		—		$877
	2000	$299,247	$416,667	(6)	$4,496	37,100		$150,570	(5)	—		$633

Notes to Summary Compensation Table

(1)
Awarded on December 12, 2002.

(2)
The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus, except that in 2002, the amount for Mr. Baillie includes Professional Fees and Club Memberships totalling $53,616 and in 2001 the amount for Mr. Wright includes Professional Fees and Club memberships totaling $71,460. The other amounts quoted in this column represent the taxable benefits for reduced rate loans for 2001 and 2000.

(3)
All figures in this column (except with respect to Mr. Clark as explained in footnote 8 and 9), reflect premiums and applicable provincial sales taxes paid by the Bank for term life insurance for each Named Executive Officer.

(4)
Awarded on December 13, 2001, except in the case of Mr. Wright, whose options were awarded on January 24, 2002.

(5)
The numbers in the chart above show the value at the date of grant. Dividend equivalents are not paid on these units. Units are redeemed on the 3rd anniversary. The aggregate holdings and value of restricted share units for all Named Executive Officers as at October 31, 2002 are as follows:

	# Units	Value on October 31, 2002
A.C. Baillie	11,000	$351,582
W.E. Clark	27,600	$882,151
D.A. Wright	23,310	$689,953
A.S. Rosen	129,000	$4,123,098
F.J. Tomczyk	8,104	$249,795
Ms. Rosen's award in 2001 was established to transition her compensation from TD Securities to the Bank.
(6)
The amount received represents 10/12th of Mr. Clark's annualized award of $2,250,000 and 10/12th of Mr. Tomczyk's annualized award of $500,000.

(7)
Awarded on February 1, 2000 (231,800) and July 6, 2000 (280,000).

(8)
$11,086 of this amount reflects premiums and applicable provincial sales taxes paid by the Bank for term life insurance for Mr. Clark. The remainder represents a payment made to Mr. Clark on February 1, 2001. The payment was made in the form of deferred share units.

(9)
$11,923 of this amount reflects premiums and applicable provincial sales taxes paid by the Bank for term life insurance for Mr. Clark. The remainder represents a payment made to Mr. Clark on February 1, 2000 at the commencement of his employment. The payment was made in the form of deferred share units.

(10)
Paid under the Long Term Capital Plan awards made in 1997.

8    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

(11)
$4,729,298 paid under the Long Term Capital Plan awards made in 1998 and $972,818 paid under the Long Term Capital Plan awards made in 2000.

(12)
$6,355,685 paid under the Long Term Capital Plan awards made in 1999, $623,392 paid under the Long Term Capital Plan awards made in 2000 and $1,888,404 paid under the Long Term Capital Plan awards made in 2001.

(13)
$2,059,533 paid under the Long Term Capital Plan awards made in 1998 and $375,230 paid under the Long Term Capital Plan awards made in 2000.

(14)
$2,451,479 paid under the Long Term Capital Plan awards made in 1999, $240,451 paid under the Long Term Capital Plan awards made in 2000 and $728,384 paid under the Long Term Capital Plan awards made in 2001.

(15)
Mr. Clark assumed the office of CEO on December 20, 2002.

(16)
Mr. Wright left the Bank effective November 30, 2002.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date of Grants

A.C. BAILLIE	450,300(1)	9.6%(2)	$40.98	$40.98	December 13, 2011
W.E. CLARK	307,500(1)	6.5%(2)	$40.98	$40.98	December 13, 2011
D.A. WRIGHT	135,000(1)	2.9%(2)	$42.90	$42.90	January 24, 2012
A.S. ROSEN	—	—	—	—	—
F.J. TOMCZYK	46,900(1)	1.0%(2)	$40.98	$40.98	December 13, 2011

Notes to Options/SAR Grant Table

(1)
Option awards for fiscal 2002 were granted on December 13, 2001 (except in the case of Mr. Wright's award, which was granted on January 24, 2002) for Bank common shares. The first 25% of the award becomes exercisable after one year, the second 25% after two years, the third 25% after three years and the final 25% after four years.

(2)
% of options granted to employees of the Bank to buy Bank common shares.

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

					Value of Unexercised in-the-Money Options/SARs at FY-End(2) ($)
			Unexercised Options/SARs at FY-End(1) (#)
	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

A.C. BAILLIE	0	$0	1,718,808	1,022,375	$12,735,567	$431,750
W.E. CLARK	0	$0	432,075	628,325	$0	$0
D.A. WRIGHT	5,000	$150,875	0	135,000	$0	$0
A.S. ROSEN	0	$0	40,000	0	$762,740	$0
F.J. TOMCZYK	0	$0	26,650	89,750	$0	$0

Notes to Aggregate Options/SAR Exercises Table

(1)
Options refer to options for Bank common shares.

(2)
Closing price on the TSX on October 31, 2002 of Bank common shares was $29.35.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    9

LONG-TERM INCENTIVE PLANS —
AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

Estimated Future Payouts Under Non-Securities-Price Based Plans
Name	Securities Units or Other Rights	Performance or Other Period Until Maturation or Payout
			Threshold	Target	Maximum
D.A. WRIGHT	1,750(1)(2)		N/A	N/A	N/A
A.S. ROSEN	1,350(1)(2)		N/A	N/A	N/A

Notes to Long-Term Incentive Plans Table

(1)
Awarded in thousands of units. Holder of award is entitled to payment if return on capital exceeds a specified amount and if employed at time of vesting.

(2)
2002 award was made on December 13, 2001. The award is valued on October 31, 2002 with the return calculated based on fiscal 2002 results approved by the Board in November 2002. The Allocation (award value) will vest in 1/3 increments on November 1st in each of the next three years subject to active employment with the Bank on each of the vesting dates.

Stock Dividends

        On July 31, 1999, the Bank paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect of this one-for-one stock dividend is the same as a two-for-one split of the common shares. All Bank common shares and Bank stock option numbers have been restated to reflect the stock dividend.

PENSION PLAN TABLE

	Years of Service
Final Average Earnings
	15	20	25	30	35
$300,000	$60,110	$80,147	$100,184	$120,221	$110,257
$400,000	$90,110	$120,147	$150,184	$180,221	$170,257
$500,000	$120,110	$160,147	$200,184	$240,221	$230,257
$600,000	$150,110	$200,147	$250,184	$300,221	$290,257
$700,000	$180,110	$240,147	$300,184	$360,221	$350,257
$800,000	$210,110	$280,147	$350,184	$420,221	$410,257
$900,000	$240,110	$320,147	$400,184	$480,221	$470,257
$1,000,000	$270,110	$360,147	$450,184	$540,221	$530,257
$1,100,000	$300,110	$400,147	$500,184	$600,221	$590,257
$1,200,000	$330,110	$440,147	$550,184	$660,221	$650,257
$1,300,000	$360,110	$480,147	$600,184	$720,221	$710,257
$1,400,000	$390,110	$520,147	$650,184	$780,221	$770,257
$1,500,000	$420,110	$560,147	$700,184	$840,221	$830,257
$1,600,000	$450,110	$600,147	$750,184	$900,221	$890,257
$1,700,000	$480,110	$640,147	$800,184	$960,221	$950,257
$1,800,000	$510,110	$680,147	$850,184	$1,020,221	$1,010,257
$1,900,000	$540,110	$720,147	$900,184	$1,080,221	$1,070,257
$2,000,000	$570,110	$760,147	$950,184	$1,140,221	$1,130,257
$2,100,000	$600,110	$800,147	$1,000,184	$1,200,221	$1,190,257
$2,200,000	$630,110	$840,147	$1,050,184	$1,260,221	$1,250,257
$2,300,000	$660,110	$880,147	$1,100,184	$1,320,221	$1,310,257
$2,400,000	$690,110	$920,147	$1,150,184	$1,380,221	$1,370,257
$2,500,000	$720,110	$960,147	$1,200,184	$1,440,221	$1,430,257

Notes to Pension Plan Table

This table reflects the annual supplemental pension benefits payable to certain officers of the Bank, including certain of the Named Executive Officers, at age 63 for the various earnings/service combinations shown. The amounts in the above table are based on 2% per year of service, to a maximum of 30 such years, of the average of the last five years (highest five consecutive years in the last ten years of service for Mr. Baillie) of salary and incentive compensation payments (capped in the manner described below) minus $1,722.22 for each year of service to a maximum of 35 such years, minus an adjustment for Canada Pension Plan benefits.

10    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

The maximum annual supplemental pension benefit will be the greater of:

  60% of the average of the last five years (highest five consecutive years in the last ten years of service for Mr. Baillie) of salary and capped incentive compensation payments; or

  70% of the average of the final five (three for Mr. Baillie) years of salary,

minus $1,722.22 for each year of service to a maximum of 35 such years minus an adjustment for Canada Pension Plan benefits.

Incentive compensation payments are those described under the heading Incentive Compensation Plan (ICP) on page 14 and, for purposes of these supplemental pension benefits, cannot, in any one fiscal year, exceed 120% of the Named Executive Officer's salary rate in effect at the end of that fiscal year. The following table sets out the capped incentive compensation payments for fiscal year 2002, based on the figures reported under the Bonus column in the Summary Compensation Table on page 8, that would be considered for purposes of determining supplemental pension benefits for the Named Executive Officers if 2002 were a relevant year for calculating such benefits. Each of Ms. Rosen and Mr. Tomczyk assumed new positions during fiscal 2002 and the salary rate in effect at the end of the fiscal year, reflecting each of these new positions, was used in this calculation.

Name	Capped Incentive Compensation Payment
A.C. Baillie	$0
A.S. Rosen	$600,000
F.J. Tomczyk	$600,000

These supplemental pension benefits are payable for life. Upon death, reduced payments continue to the surviving spouse.

Messrs. Baillie and Tomczyk and Ms. Rosen also are entitled to annual pension benefits at age 63 from the Bank's registered pension plan, The Pension Fund Society (the "TD Plan"). This Plan provides annual defined pension benefits to the participating Named Executive Officers of $1,722.22 for each year of credited service under the Plan, to a maximum of 35 such years. These pension benefits are payable for life. Upon death, reduced payments continue to the surviving spouse.

The service upon which benefits are determined under both the supplemental plan and the TD plan are as set out below for each participating Named Executive Officer:

	Service to October 31, 2002		Service at age 63
Name	Supplemental Plan	TD Plan	Supplemental Plan	TD Plan
A.C. Baillie	34.6	34.6	34.8	34.8
A.S. Rosen	8.4	.8	23.2	15.5
F.J. Tomczyk	4.8	Nil	20.4	15.5

Mr. Baillie retired effective December 20, 2002.

Mr. Wright did not participate in the Bank's supplemental plan or in the TD Plan.

Mr. Clark's pension arrangements are described in the section following this note.

Mr. Tomczyk is also entitled to benefits under the defined contribution portion of the registered pension plan of Canada Trustco Mortgage Company (the "CT Plan") in respect of his service prior to August 19, 2002. The contributions to the CT Plan made by the Bank on his behalf amounted to $13,500 per annum, but these contributions ceased on August 18, 2002.

Pension Arrangements for Mr. Clark

        Mr. Clark is entitled to benefits under the defined contribution portion of the CT Plan in respect of his service prior to August 19, 2002. The contributions to the CT Plan made by the Bank on his behalf amounted to $13,500 per annum, but these contributions ceased on August 18, 2002. Subsequent to that date, Mr. Clark is entitled to annual pension benefits at age 63 from the TD Plan. The TD Plan provides annual defined pension benefits to Mr. Clark of $1,722.22 for each year of credited service under the TD Plan, to a maximum of 35 such years. The TD Plan pension is payable for life. Upon death, reduced payments continue to the surviving spouse.

        Mr. Clark also has supplemental pension arrangements under the terms of his employment agreement with the Bank. (The non-pension terms of this agreement are described below under the heading Employment Arrangements.) The agreement provides for a supplemental pension benefit determined on a schedule that specifies an escalating percentage benefit based on the date Mr. Clark leaves the Bank's employment and the annual average of his highest consecutive 36 months' salary, with a minimum "floor" pension. Benefits are in the form of a life annuity with a 60% surviving spouse benefit. For the purposes of the agreement, credited service at October 31, 2002 is 11.0 years for his supplemental pension and nil years for his TD Plan pension. At October 31, 2002, his accrued supplemental pension, inclusive of the pensions under the CT Plan and the

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    11

TD Plan, payable at October 31, 2002, based on his 2002 salary and reflecting the minimum "floor" pension, is $1,065,000. At age 63, the age at which he would normally retire under the terms of the agreement, Mr. Clark will have 19 years of service for his supplemental pension and 7.8 years for his TD Plan pension. At age 63, the benefit under his agreement will pay him an annual income, inclusive of the pensions under the CT Plan and the TD Plan, of 132% of the annual average of his highest consecutive 36 months' salary. Based on his 2002 salary continuing unchanged until retirement and reflecting the minimum "floor" pension, the benefit payable will be $1,782,000 at age 63, inclusive of the pensions under the CT Plan and the TD Plan.

Employment Arrangements

        Prior to its acquisition by the Bank, Mr. Clark was President and Chief Executive Officer of CT Financial Services Inc. ("CT"), and was party to an employment agreement with CT. At the time of the completion of the acquisition, Mr. Clark entered into an employment agreement with the Bank, many of the terms of which were based on CT's obligations under its agreement with Mr. Clark. Mr. Clark's employment agreement with the Bank was amended (as amended, the "agreement") in October 2002 to reflect Mr. Clark's new responsibilities as CEO, assumed on December 20, 2002. In addition, Mr. Clark gave up certain rights available to him under his previous contract.

        Based on other obligations of CT in its agreement with Mr. Clark, Mr. Clark's agreement provides for payment of a term certain annuity upon resignation, retirement and termination without cause. The term certain annuity is determined based on a schedule that specifies an escalating amount based on the date Mr. Clark leaves the Bank's employment. The term certain annuity is payable for a guaranteed 15 years. At October 31, 2002, had he left the Bank's employment on that date, the agreement would pay Mr. Clark an annual term certain annuity of $487,500 commencing on January 6, 2003. Should he leave the Bank's employment at age 63, his agreement will pay him an annual term certain annuity of $1,884,800 commencing immediately.

        Based on certain obligations of CT in an agreement with Mr. Tomczyk (who was formerly an officer of CT), Mr. Tomczyk has an employment agreement with the Bank that entitles him to receive a lump sum payment of $120,000 upon resignation, retirement or termination. Mr. Tomczyk's employment agreement also provides for payment of a term certain annuity upon resignation, retirement or termination. The term certain annuity is determined based on a schedule that specifies an escalating amount based on the date Mr. Tomczyk leaves the Bank's employment. At February 1, 2003, the annual term certain annuity is $170,000, increasing to $230,000 on February 1, 2007, and thereafter by 3.39% for each year from February 1, 2007 until the date he leaves the Bank's employment. The term certain annuity commences on the first of the month following the date Mr. Tomczyk's employment ends and is payable for a guaranteed 15 years.

12    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

PART IV — MANAGEMENT RESOURCES COMMITTEE REPORT

COMPOSITION OF THE MANAGEMENT RESOURCES COMMITTEE

        The following individuals served as the members of the Management Resources Committee for all or part of the fiscal year that ended on October 31, 2002. None are officers, employees, or former officers or employees of the Bank or any of its subsidiaries.

G.M. Black	R. Phillips
M.A. Cohen	D.R. Sobey
B.F. MacNeill	J.M. Thompson (Chair)

MANAGEMENT RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        Oversight responsibility for the Bank's executive compensation program has been delegated by the Board to the Management Resources Committee (the "Committee"), currently comprised of five members of the Board. None of these members is a present or former officer or employee of the Bank. As part of its mandate, the Committee advises the Board on the appointment and remuneration of the Bank's senior officers, including the executive officers named on the Summary Compensation Table (the "Named Executive Officers"). The Committee is responsible for evaluating the Chief Executive Officer's performance and making compensation recommendations. The Committee met nine times in fiscal 2002, which is more than the normally scheduled five or six meetings per year. In 2002, the Committee was considering and dealing with the issue of CEO succession.

Executive Compensation Strategy and Competitive Positioning

        The Bank's executive compensation program has three components: base salary; annual incentive compensation paid in cash or deferred into phantom share unit or co-investment plans; and long term, equity-based incentive compensation. Together these components form a comprehensive strategy for achieving the following objectives with respect to the Bank's senior officers, including the Named Executive Officers:

  1.
  attract and retain highly qualified executives;
  2.
  motivate performance by linking incentive compensation to the achievement of business objectives and financial performance;
  3.
  link the interests of senior management and executives with those of shareholders; and
  4.
  encourage retention of key resources for the succession of Bank management.

        The total compensation mix is structured to place a significant portion of the executives' compensation at risk, based on individual, business unit and overall TD Bank Financial Group performance. The Committee also considers competitive market practice in structuring the programs. The programs are designed to provide compensation levels at the median of the competitive market, for average performance at the Bank and individual levels.

        The Committee references competitive data provided by outside consultants to assist in determining the level and mix of executive compensation. The Committee reviewed practices of the Bank's major Canadian competitors, the other four largest banks in Canada. These are: Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce and Royal Bank of Canada. The Committee also reviewed selected positions against a broader North American comparator group of companies with global operations and against specialized areas as required, such as the legal profession. This additional review results from continued pressure on executive compensation from specialized areas and North American and global markets. The review is designed to ensure that the Bank's executives are compensated appropriately and competitively when measured against their North American and other foreign peers, to reduce the risk of them being enticed away by offers of employment.

        This group of North American companies is composed primarily of US banks that are similar in size and range of businesses to the Bank. However, it would include other organizations, such as investment banks or brokerage firms, for positions that operate in these specialized markets. For this year, the Bank used the following North American banks in its comparator group: Bank of America, BancOne, BB&T, FleetBoston

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    13

Financial, KeyCorp, National City, PNC Financial Services, SunTrust Banks, State Street, US Bancorp, Wachovia and Wells Fargo. For the Canadian and US comparator groups, the Committee uses the median compensation data for comparison, rather than the average. This approach ensures that the results are not skewed by compensation levels that are on the high or low side.

Base Salary

        The Committee and/or the Board approve base salaries for executives, based on competitive industry data for the markets in which the Bank operates. Base salary is positioned at the market median and an individual's placement is based on tenure and performance. With the focus on total compensation and emphasis on variable compensation, generally there are no salary increases beyond the market median.

Annual Incentive Cash Compensation

        The Bank's annual incentive cash compensation for senior officers, including the Named Executive Officers, focuses on the Bank's performance for the current fiscal year and individual performance against accountabilities and goals. The majority of senior officers are rewarded through the Incentive Compensation Plan ("ICP"). Senior officers in TD Securities are rewarded through the Performance Compensation Plan ("PCP").

  Incentive Compensation Plan (ICP)

        Annual ICP funding is based on two primary factors: the Bank's net income relative to the prior year's net income, at the Bank level and/or at the business level for those executives working in a business unit; and the Customer Satisfaction Index. For fiscal 2003, discretion will be used to establish the net income parameters, given the Bank's financial performance in 2002.

        As secondary factors, the Committee also considers progress against milestones for each business and for TD Bank Financial Group as a whole. Milestones include either an area of focus or key initiatives which are considered strategically important to the Bank. The annual bonus plan has been structured to provide funding for each business based primarily on its own performance, with 25% also based on overall TD Bank Financial Group performance. At the beginning of each fiscal year, these performance standards are recommended by the Committee and approved by the Board.

        The Committee uses these factors to determine the general level of ICP awards, but may adjust the level of ICP awards to be allocated for the fiscal year based on its judgment of the Bank's performance relative to economic conditions and the primary comparator group performance. Once the general level of ICP funding is established, the amount of individual awards is dependent on individual and business unit performance.

        For fiscal 2002, ICP funding is below the 2001 level for all businesses and in the corporate areas, in large measure due to the mixed and overall unsatisfactory results for the year. However, the Bank's retail businesses had good performance this year, having met net income expectations and significantly improving customer satisfaction levels. As a result, bonus funding in these areas dropped less than in other areas. Executives involved in corporate lending and the Bank's most senior executives have had the greatest reduction in their bonuses.

  Performance Compensation Plan (PCP)

        The aggregate level of PCP awards paid under this plan to eligible senior officers is dependent on the profitability of TD Securities and individual business units, as well as on individual contribution to these results. This design reinforces the link between contribution, results and rewards.

        For most businesses in TD Securities, a pool of funds for awards is determined based on the level of profitability and on market practice. Other businesses receive a discretionary pool of funds based on business performance and market practice.

        For 2002, funding for PCP is down significantly from prior years' levels, reflecting performance in a number of the businesses in TD Securities.

14    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

Deferred Incentive Compensation

  Deferred Share Unit Plan

        The Deferred Share Unit Plan provides eligible senior executives an opportunity to defer up to 100% of their incentive award into phantom share units. Each unit has a value equivalent to one Bank common share and accrues dividend equivalents equal to the dividends declared by the Bank each quarter. These dividend equivalents are allocated to additional phantom share units. The units mature and are paid out within 12 months of retirement.

  TD Securities Co-Investment Plan

        The TD Securities Co-Investment Plan provides eligible senior officers the option to defer a portion of their incentive award into a notional plan designed to reflect the performance of qualifying investments made by the Bank's merchant banking operations during each fiscal year. Payments are made if and as those investments mature. No Plan was offered for fiscal 2002.

Long Term Compensation

  Stock Incentive Plan

        The objectives of the Plan are to align executive and shareholder interests, focus executives on long-term value creation and encourage retention of executives. Options may be exercised at the strike price, which is the closing market price on the trading day prior to the date of grant. The executives' compensation is linked directly to the appreciation in the price of the Bank's common shares. The options become exercisable over four years and expire after ten years.

        The Bank's stock option grant guidelines are aligned with competitive market grant practices. Data provided by external consultants on competitive market practices for award sizes are reviewed for the financial services industry. In assessing participation levels, the Committee also considers the total long-term compensation issued in the past, the Bank's succession plan and the need for critical skills. Plan participation levels may be adjusted each year to reflect market practices, succession plan and critical skills. Not all executives will participate in the Plan each year.

  Long Term Incentive Plan

        This program provides for restricted share units. These units are notionally equal in value to a Bank common share and are redeemed at market price three years or four years after issuance in accordance with their terms. Units are granted alone, or in conjunction with options, to selected executives for retention and succession planning purposes.

  Long Term Capital Plan

        Certain officers of the Bank, primarily officers in TD Securities, participate in TD Securities' Long Term Capital Plan. Employees are granted units, which provide the opportunity to share in the return earned in TD Securities, thereby focusing employees on the sustainable profitability of the business. This return is based on earnings in excess of a return on equity threshold set annually. Payouts noted in the Summary Compensation Table for 2002 were based on fiscal 2001 performance, a year of strong results for TD Securities.

        Under the 2000 and 2001 plans, units vest over eight years after grant to encourage retention, with the redemption value based on market conditions and business unit performance in each fiscal year. The return on vested units is paid in cash.

        Under the 2002 plan, units are valued at the end of fiscal 2002, with the proceeds invested in Bank restricted share units. Following valuation, share units vest over three years to encourage retention, with the cash redemption value based on share price at time of redemption.

        For payouts based on fiscal 2002 results, the value of the units was significantly lower than in prior years reflecting the overall performance of TD Securities. These payouts will be made in fiscal 2003.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    15

  TD Investment Management Equity Plan

        Certain employees in the investment management businesses have an opportunity to purchase a notional ownership interest in a portion of certain of the Bank's investment business. The plan includes up to 20% of the value of such investment business. The employees earn a return based on: (i) the annual profitability of the business and (ii) the long-term value created in the business.

Executive Stock Ownership Requirements

        The Bank's stock ownership requirements for senior officers, including the Named Executive Officers, further align management and shareholder interests. The following table shows these minimum stock holding requirements, which are proportionate to the senior officers' compensation and position at the Bank.

Position	Stock Holding Requirement
CEO	5× base salary
President (if not also CEO)	3× base salary
Deputy Chair	3× base salary
Vice Chair	2.5× base salary
Executive Vice President	2× base salary
Senior Vice President	1.5× base salary
Vice President	1× base salary

For the purposes of these requirements, units under the Deferred Share Unit Plan and the Long Term Incentive Plan are the equivalent of Bank common shares. Officers, including the Named Executive Officers, are allowed a period of time in which to accumulate the required level of share holdings and progress is monitored on an ongoing basis.

CEO's Compensation and Corporate Performance

        The Committee evaluates the performance of the CEO each year. This review covers accountabilities such as integration, leadership, the Bank's financial performance, strategy, management development and succession, employee relations, risk, customer service and quality, and communication. Based on this review, the Committee assesses the CEO's compensation and makes recommendations to the Board.

        For fiscal 2002, Mr. Baillie received a salary increase of $50,000, effective January 7, 2002. This increase positioned Mr. Baillie's base salary at the median of the Canadian and US comparator groups. The nature of and basis for selecting these groups is discussed under the heading Executive Compensation Strategy and Competitive Positioning on page 13.

        The annual incentive for Mr. Baillie is based on Bank performance relative to goals established for the fiscal year, and on personal performance. The Board retains full discretion over the award granted.

        For fiscal 2002, Messrs. Baillie and Clark approached the Board, and the directors agreed that they would not receive incentive awards for fiscal 2002. In assessing their request, the Committee, on behalf of the Board, considered the Bank's financial performance, Customer Satisfaction Index and other factors noted on page 14 under the heading Incentive Compensation Plan (ICP). Although the Bank had strong performances in a number of its businesses and made good progress on many of its non-financial milestones, for this year the Committee and the Board agreed with Messrs. Baillie and Clark that, because the Bank's financial performance was unsatisfactory overall, this overrode the other factors in determining their level of bonus for fiscal 2002.

        Equity-based compensation is provided under the Bank's Stock Incentive Plan. Mr. Baillie's 2002 grant, made in December of 2001, of an option to purchase 450,300 Bank common shares is competitive with grants made by the primary comparator groups of Canadian banks and selected US banks that are similar in size and range of businesses to the Bank. Mr. Baillie's equity-based award positions him at the median of the Canadian market and below the median of the North American comparator group. This award is appropriate for Mr. Baillie's level of responsibility. In conjunction with the annual incentive award, this compensation ensures that Mr. Baillie's overall compensation is aligned with the Bank's objectives and is reflective of performance.

Report presented by the current members of the Management Resources Committee:

M.A. COHEN	D.R. SOBEY
B.F. MACNEILL	J.M. THOMPSON (Chair)
R. PHILLIPS

16    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

PART V — ADDITIONAL INFORMATION

FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON

        The following graph assumes that $100 was invested on October 31, 1997 in Bank common shares, the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the TSX Banks and Trusts Sub-group Index (formerly the TSE Banks and Trusts Sub-group), respectively.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

(1)
With dividends reinvested at the price determined by the Bank pursuant to the Bank's Dividend Reinvestment Plan commencing from the dividend paid on April 30, 2002, which was the first dividend paid by the Bank to which the Dividend Reinvestment Plan applied.

COMPENSATION OF DIRECTORS

        Each director who is not an employee of the Bank is entitled to be paid $30,000 per year for services as a director. The Lead Director is entitled to receive a further $15,000 per year for his services in that capacity. The Chair of each Committee of the Board is also entitled to receive a further $12,500 per year for services in that capacity except if the Committee Chair also serves as Lead Director. Any director who serves on more than one Committee is entitled to receive a fee of $3,000 per year per additional Committee after the first Committee. In all cases, directors who are not employees are entitled to an attendance fee and the reimbursement of their expenses for each Board and Committee meeting. Attendance fees are $2,000 for both Board meetings and Committee meetings. Directors based outside the province in which a Board meeting is held receive an attendance fee of $3,000. Fees for telephone meetings are $1,000 for both Board meetings and Committee meetings regardless of where the director is based.

        On December 13, 2001, 3,700 options were issued in respect of fiscal 2001 under the Bank's 2000 Stock Incentive Plan to each director who was not an employee of the Bank. The first 25% of the award becomes exercisable after one year, the second 25% after two years, the third 25% after three years and the final 25% after four years. On April 30, 2002, the Bank announced its intention to recognize the fair value of stock option awards as compensation expense over the vesting period, effective November 1, 2002. Had this policy been in place on December 13, 2001, the Bank would have recognized a compensation expense of $124,000 in respect of these awards for fiscal 2002. The directors elected to waive the receipt of any options that might otherwise have been issued under the Plan on December 12, 2002, the date options were awarded under the Plan in fiscal 2003.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    17

        As a matter of policy, the Bank considers it appropriate that directors hold a substantial number of common shares of the Bank, further aligning their interests with those of other shareholders. As a result, the Board adopted a policy in 1998 under which directors are expected to acquire, over time, common shares of the Bank with a value equivalent to at least six times the basic director's fee. Common shares of the Bank owned by a director's spouse, minor child or family trust are acceptable for this policy.

        Consistent with the Bank's policy of encouraging directors to have a substantial investment in the Bank, the Outside Director Share Plan was established in 1998. Under the Plan, directors who are not employees or officers of the Bank may elect to receive any portion of their annual compensation in the form of cash, common shares of the Bank or deferred share units, or a combination thereof. Each deferred share unit is a bookkeeping entry, equivalent in value to a common share. Units are maintained until the director retires from the Board. Units are considered the equivalent of common shares for purposes of the Bank's policy on share ownership by directors. The Bank recognized an expense of $631,586 for the deferred share units in fiscal 2002.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        The following tables show the outstanding amounts of indebtedness, excluding routine indebtedness, of officers of the Bank holding the title of Senior Vice President and above for (a) purchases of securities of the Bank and (b) other purposes, respectively. In accordance with the provisions of the U.S. Sarbanes-Oxley Act, the Bank will not grant loans to purchase securities of the Bank to its executive officers. The Bank will also not grant personal loans to its executive officers for any other purpose except in accordance with the provisions of the U.S. Sarbanes-Oxley Act, which prohibits such loans unless on market terms. The executive officers of the Bank as at December 31, 2002 are listed in the Bank's 2002 Annual Information Form.

TABLE OF INDEBTEDNESS UNDER SECURITIES PURCHASE PROGRAMS

        The aggregate indebtedness to the Bank and its subsidiaries of all officers, directors and employees entered into in connection with a purchase of securities of the Bank or any of its subsidiaries, excluding routine indebtedness, was $1,093,323 as at January 2, 2003.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During Fiscal 2002 ($)	Amount Outstanding as at January 2, 2003 ($)		Financially Assisted Securities Purchases during Fiscal 2002
R.M. Aziz Senior Vice President	Loan from Bank	$329,014	$329,014	(1)	9,546
C.L. Backman Senior Vice President	Loan from Bank	$115,198	$105,197	(1)	3,023
L.L. Lariviere Senior Vice President	Loan from Bank	$134,332	$121,436	(1)	Nil
D.A. Marinangeli Executive Vice President	Loan from Bank	$287,794	$244,262	(1)	Nil
R.L. Strickland Senior Vice President	Loan from Bank	$335,923	$293,414	(1)	2,950

Note to Table of Indebtedness Under Securities Purchase Programs

(1)
Demand loan at an interest rate equivalent to the dividend yield on Bank common shares set quarterly in advance with a 10 year term and amortization for the purchase of Bank common shares, held as evidence of good faith.

18    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

TABLE OF INDEBTEDNESS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

        The aggregate indebtedness to the Bank and its subsidiaries of all officers, directors and employees not entered into in connection with a purchase of securities of the Bank or any of its subsidiaries, excluding routine indebtedness, was $2,899,562* as at January 2, 2003.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During Fiscal 2002 ($)	Amount Outstanding as at January 2, 2003 ($)
R.M. Aziz Senior Vice President	Loan from Bank	$422,638	$422,638	(1)
J. Capozzolo Senior Vice President	Loan from Bank	$298,145	$294,668	(2)
S. Geist Senior Vice President	Loan from Bank	$457,439	$457,439	(3)
F.J. Petrilli Executive Vice President	Loan from Bank	US$633,427	US$618,459	(4)
T.P. Pinnington Senior Vice President	Loan from Bank	$176,143	$120,519	(5)
S.E. Poole Senior Vice President	Loan from Bank	$117,071	$117,071	(2)
R.L. Strickland Senior Vice President	Loan from Bank	$528,245	$528,245	(2)

Notes to Table of Indebtedness Other than Under Securities Purchase Programs

(1)
Demand loan at an interest rate equivalent to the Bank's Prime rate minus .50%, secured by a collateral mortgage.

(2)
Mortgage loan with interest fixed at 2.85% with a one year term and a twenty-five year amortization secured by a collateral mortgage.

(3)
Mortgage loan with interest fixed at 3.4% with a one year term and a twenty-five year amortization secured by a collateral mortgage.

(4)
Mortgage loan with interest fixed at 6.125% with a thirty-year amortization secured by a collateral mortgage.

(5)
Demand loan at an interest rate equivalent to the Bank's Prime rate.

*
On January 2, 2003, the Bank's published rate of exchange of U.S. dollars to Canadian dollars was 1.5506.

CORPORATE GOVERNANCE

Recent Developments

        The Board of Directors is committed to fostering a healthy governance culture at the Bank. To this end, the Board and its Committees continually evaluate and improve their governance policies and practices. During the year, the Board undertook a full-scale review of its policies and procedures, and the operations, functions and responsibilities of its Committees. At a special governance session held in August of 2002, the Board benchmarked its findings against a survey the Bank conducted with peer banks in the Canadian market. This review led to the revamping of each of the Committee Charters, the division of the Audit and Risk Management Committee into an Audit Committee and a Risk Committee and the implementation of a Board Charter which clearly sets out the responsibilities of the Board. (See pages 88 and 89 of the Bank's 2002 Annual Report for more information on the Bank's Board of Directors, its Committees and their respective Charters.) The separation of the Audit and Risk Management Committee into two committees will permit each committee even more meeting time and resources to devote to its respective important responsibilities.

        This year also marked changes in the areas of financial statement disclosure, board operation and audit oversight. The following are brief summaries of the most significant changes.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    19

  Financial Statement Disclosure

        The Bank announced with its second quarter results for fiscal 2002 that it would commence recognizing the fair value of stock option awards as a compensation expense over the vesting period, effective November 1, 2002. The Bank was the first major Canadian company to make this announcement. The Bank's reported results for the three months ended January 31, 2003 will include the compensation expense related to stock options issued during the first quarter of fiscal 2003.

        In fiscal 2002, the Bank's Chief Executive Officer and Chief Financial Officer began certifying the Bank's financial statements in the formats stipulated by the U.S. Sarbanes-Oxley Act.

  Board Operation

        Mr. A. Charles Baillie held the combined position of Chairman and Chief Executive Officer of the Bank until his retirement as Chief Executive Officer on December 20, 2002. Mr. Baillie will retain the position of Chairman of the Bank until the Meeting. The Board of Directors determined that, in the current environment of evolving corporate governance, the Lead Director of the Bank will assume the position of Chairman of the Board following the Meeting. Mr. John M. Thompson is expected to assume the role of Lead Director and Chairman of the Board after the Meeting. Mr. Thompson is not and has never been an officer or employee of the Bank.

  Audit Oversight

        The Audit Committee revised its Independent Auditor Non-Audit Services Policy to further restrict and govern the use of the Bank's external auditors for non-audit services in order to avoid impact, real or perceived, on their independence. The Committee has also commenced pre-approving permissible non-audit services being provided by the auditors.

TSX Disclosure

        Under the rules of the Toronto Stock Exchange, the Bank is required to disclose information relating to its system of corporate governance. The Bank's disclosure is set out in Schedule B and under the headings Board of Directors and Committees of the Board on pages 88 and 89 of the Bank's 2002 Annual Report.

DIRECTORS' APPROVAL

        The Board of Directors has approved the contents of this Management Proxy Circular and its sending to the common shareholders.

(Signed) C.A. MONTAGUE
Executive Vice President,
General Counsel and Secretary

20    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

SCHEDULE A

SHAREHOLDER PROPOSALS

        The following proposals have been made by holders of shares of the Bank for consideration at the Annual Meeting of Common Shareholders. Proposal A has been submitted by Real Assets Investment Management Inc. of Suite 801, 1166 Alberni Street, Vancouver, British Columbia V6E 3Z3 and is co-sponsored with Real Assets Investment Management Inc. by Ethical Funds Inc., 1441 Creekside Drive, 8th Floor, Vancouver, British Columbia V6J 4S7 and Meritas Financial Inc. o/a Meritas Mutual Funds, 410 Hespeler Road, Unit 5, Cambridge, Ontario N1R 6J6. Proposals B through E have been submitted by Mr. J. Robert Verdun of 29 Bristow Creek Drive, Elmira, Ontario N3B 3K6 ((519) 574-0252). Proposals F through J have been submitted by The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ) of 425 Boul. De Maisonneuve Ouest, Montreal, Quebec H3A 3G5. The Board of Directors and management oppose these proposals for the reasons set out after each of them.

Proposal A:

Be It Resolved That the Board of Directors issue a report (at reasonable cost and omitting proprietary information) to shareholders by October 1, 2003 to include: a discussion of the social, environmental, and ethical risks and opportunities that may significantly affect the company's short and long term value and how they might impact on the business; a description of the company's policies and procedures for managing risks to short term and long term value arising from social, environmental, and ethical risks; and information about the extent to which the company has complied with its policies and procedures for managing risks arising from social, environmental, and ethical matters.

Supporting Statement: Banks generate value by managing financial risk. But recent experience shows that banks do not always have the existing policies, staff expertise, training or incentive systems to correctly price risks of a social, environmental or ethical nature. The Goldman Sachs-led PetroChina IPO, for instance, raised only US$2.7 billion of the expected US$10 billion in 2000 following poor institutional uptake — motivated in part by human rights considerations. By signing the United Nations Environmental Program's 1992 Statement by Financial Institutions on the Environment and Sustainable Development, TD has acknowledged that sustainable development is a fundamental aspect of sound business management and that identifying and quantifying environmental risks should be part of the normal process of risks assessment and management. By signing this voluntary instrument TD also promised to integrate environmental considerations into its operations, asset management, and other business decisions, and to 'periodically report on the steps...taken to promote integration of environmental considerations into...[its]...operations.' The government currently requires that TD issue an annual Public Accountability Statement, but this report covers only consumer and community impacts. Greater disclosure is required for shareholders to accurately assess Management's capacity to avoid risks and generate value through adequately addressing social, environmental, and ethical matters.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        The Bank is already subject to a number of detailed reporting requirements from bank and securities regulators and provides ample information on social, environmental and ethical matters, in particular, through the Bank's 2002 Accountability Report (which will be available on www.td.com). This report was prompted by a new regulatory requirement but the Bank has gone far beyond the required disclosure to provide additional information to the public including detailed information on social, environmental and ethical matters.

        For example, with respect to social initiatives, the Accountability Report describes in detail the employment programs we have in place to encourage a positive working environment, it outlines our many charitable activities, and it discusses TD's groundbreaking work this year in the organization and sponsorship of the TD Forum on Canada's Standard of Living. With respect to environmental initiatives, the Accountability Report outlines key initiatives at the Bank to contribute to environmental well-being such as paperless banking. The TD Friends of the Environment Foundation, a non-profit organization dedicated to protecting and preserving the Canadian environment, is one important way that we demonstrate our commitment to environmental protection

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    21

and understanding. With respect to ethical initiatives, the Accountability Report describes our commitment to the highest standards of ethical behaviour through an enterprise-wide code of conduct and strong corporate governance. The Accountability Report also outlines the Bank's commitment to managing social, environmental and ethical risks.

        The Board of Directors does not support the proposal because the information requested by it is already publicly available. To agree to an additional report would result in an additional cost to shareholders without generating any obvious benefit to shareholders.

Proposal B:    Separate the positions of Chairman and CEO

To comply with modern standards of corporate governance, it shall be the policy of this Bank to elect a person to chair the Board of Directors who is not the current CEO or a previous CEO of the Bank. This practice shall become formal policy of the Bank, and no significant change to this policy shall be allowed without the approval of the Shareholders.

Shareholder's Explanation:

The purpose of the Board of Directors is to represent the interests of the Shareholders, particularly with respect to monitoring the performance of the Chief Executive Officer. This function cannot be properly carried out by a Board that is chaired either by the current CEO or by a former CEO. The Royal Bank of Canada, the largest in this country, has already acknowledged the wisdom of separating the roles of Chairman and CEO, so it is now appropriate to have this Bank's Shareholders adopt and entrench this policy.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        It has been the policy of the Board of Directors of TD that it supports the requirement that the Board have a strong, independent lead director, and that it would be appropriate to have a non-executive chair in some circumstances, which should be left to the discretion of the Board. In keeping with this policy, TD recently announced that effective April 3, 2003, its Lead Director, an independent director, will assume the role of Chairman of the Board. The Board believes that a combined Lead Director/Chairman of the Board is appropriate in the current circumstances. In the current environment of evolving corporate governance, we have been encouraged by our shareholders to test the non-executive chair model and we are responding to this encouragement by implementing this model at this time.

        The Board does not support the proposal because of the proposal's requirement for a formal policy mandating a non-executive chair that would be variable only with shareholder approval. Such a policy would restrict the Board's ability to react to changing circumstances. The Joint Committee on Corporate Governance established by the Toronto Stock Exchange, the Canadian Venture Exchange and the Canadian Institute of Chartered Accountants, after giving significant consideration to this matter, determined that the emphasis should be on independent board leadership, which could take a variety of forms, rather than mandating one form — a non-executive chair. The Office of the Superintendent of Financial Institutions, our principal banking regulator, has indicated in its Corporate Governance Guidelines, released in January 2003, that it is focused on board independence rather than prescribing the structure. The Board of Directors supports this position.

        The Board continues to believe that board independence from management is the key issue in satisfactorily representing the shareholders and that independence is best achieved in alternative ways depending on the circumstances. Therefore, in the long term the Board wants to maintain the flexibility to select the best model of board governance for the circumstances.

Proposal C:    Stock options shall be phased out

It shall henceforth be the policy of the Bank to cease issuing stock options, and where possible the Bank shall cancel or phase out existing stock options.

22    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

Shareholder's Explanation:

Recent events have exposed the serious negative aspects of stock options. Accounting for the costs of stock options in the financial statements does not solve all of the problems, and raises concerns about how options are evaluated. If the purpose of incentive programs is to "align the interests" of senior executives and other insiders with those of the Shareholders, the result should be long-term ownership of the Bank's shares by the insiders. The Board of Directors has an obligation to establish incentive programs that are fair, reasonable, and transparent, and that ensure that the desired "alignment of interests" extends beyond the date on which any benefitting insider retires.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        The Board of Directors supports the continued prudent use of stock options as one component of executive compensation pursuant to the shareholder-approved TD Stock Incentive Plan. Like other components of executive compensation, stock options are now treated as a compensation expense. The Bank was the first major Canadian company to announce earlier this year that it will report stock options as a compensation expense.

        The shareholder proposal indicates preference for long-term ownership of the Bank's shares by its senior officers. Senior officers of the Bank who participate in the TD Stock Incentive Plan are asked to meet significant share ownership requirements (which cannot be satisfied by holdings of unexercised options). Stock ownership requirements have been in place for more than five years and the current requirements are outlined on page 16 of this Management Proxy Circular. Such share ownership provides additional assurance that the interests of officers will be aligned, and will continue to be aligned, with those of other shareholders.

        As required by the Toronto Stock Exchange, the shareholders of the Bank approved the current TD Stock Incentive Plan at the annual meeting in 2000. A set number of options was approved at that time and shareholder approval would be required to increase the number. Pursuant to the TD Stock Incentive Plan, the Management Resources Committee of the Board, made up entirely of non-management directors, approves the grant of stock options under the plan.

        The Management Resources Committee considers the effect of the TD Stock Incentive Plan on other TD shareholders and grants stock options in a conservative manner in order to restrict any dilutive effects of the grants under the plan. The Management Resources Committee compares the critical aspects of the TD Stock Incentive Plan to the plans at the other major banks and, at fiscal year end 2002, the dilution represented by options at TD (being the number of options outstanding divided by the number of common shares outstanding) was the lowest of the five major Canadian banks at 3.7%.

        The main purposes of executive compensation are to attract and retain key executives and to align interests and rewards of executives with those of shareholders. The Management Resources Committee is convinced that the issuance of options remains an important component of the compensation package of the Bank's senior officers and meets these main purposes. In addition, the issuance of options is a tax efficient method of compensation and in typical circumstances creates a "hold" incentive for the executive as the executive must maintain employment with the Bank for many years in order to realize the full value of the option award.

        The Committee regularly reviews our compensation programs to ensure that they are rewarding behaviour consistent with shareholders' interests and that our compensation is competitive and consistent with trends at firms with whom we compete for talent. While the Committee is reviewing alternative methods of achieving these results, to date options have been the most effective method. With respect to grants that we have made in fiscal 2003, the Management Resources Committee reduced the number of options granted when compared with previous years as a result of a shift in long-term compensation awards to a combination of options and restricted share units.

Proposal D:    Executive compensation policies shall include penalties as well as incentives

The Board of Directors shall formulate and adopt policies for the compensation of senior executives that provide a balance of incentives and penalties. To the extent that senior executives are rewarded for good performance,

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    23

their overall compensation shall also be subject to proportionate reductions when the Bank suffers poor performance under their leadership.

Shareholder's Explanation:

Shareholders have become increasingly concerned about the high levels of salary, bonus, stock incentives, and other compensation paid to senior executives. The stated justification for such high compensation is to reward the executives for good performance of the Bank. However, to be fair to the Shareholders, all forms of executive compensation should be subject to substantial reductions when the executives' actions result in poor performance of the Bank.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        As set out in detail in our Management Resources Committee Report on pages 13 to 16 of this Management Proxy Circular, at TD our compensation philosophy is to align executive compensation with the performance of the Bank. The compensation of our senior executives is reviewed and approved by the Management Resources Committee and/or the Board. This alignment is most significantly reflected in the incentive compensation component of the compensation, also referred to as the bonus. In recent years there has been a movement towards a compensation mix that results in a very significant portion of an executive's compensation being tied to performance. As a direct result of the overall performance of the Bank in 2002, our Chairman and CEO and President and COO approached the Board, and the Board agreed that they would not be awarded a bonus for fiscal 2002. The compensation of executives involved in corporate lending and other very senior executives was also significantly adversely affected by the Bank's financial performance. In essence, the Board believes that adequate "penalties" (i.e., significantly reduced compensation awards) were imposed this year.

        However, compensation in a large and complex organization is more complicated than the shareholder proposal takes into account. The Bank's circumstances this year are illustrative of the complexity. TD Canada Trust, our personal and commercial banking operations, had a solid year while dealing with the integration of the retail banking operations of TD and Canada Trust. Although the overall performance of the Bank was disappointing, the officers in TD Canada Trust led a business that had a solid year. Significant penalties for these executives would not be appropriate. In addition, in determining the appropriate compensation for all executives, the Board of Directors must consider the importance of the role they will play going forward. In order to ensure that appropriate executives will be in place to operate the Bank in the future, the Board of Directors must be mindful of market compensation practices for both the short and long term. It would be difficult to attract good executives if the compensation regime reflected in the shareholders' proposal were adopted.

        As described on page 16 of this Management Proxy Circular, senior officers of the Bank are asked to meet significant share ownership requirements. Given these significant holdings, each senior officer is financially at risk if the market value of Bank common shares declines.

        The Board of Directors believes that it has the appropriate compensation philosophy in place and that the compensation of the Chairman and CEO and President and COO in the past year demonstrate that the Board will not only reward good performance but also reflect poor performance. Compensation philosophy evolves over time and the Board of Directors wants to maintain the flexibility to respond to changes as well as to respond to the complexities of a large organization like TD.

Proposal E:    Set a reasonable threshold for nomination of Directors

It shall be the policy of the Bank to accept the nomination of a Shareholder to the Board of Directors upon receipt of a formal proposal signed by a minimum of 100 beneficial or registered Shareholders, each of whom owns a minimum of 100 shares, but they must represent total shareholdings of at least 100,000 voting shares of the Bank (which means an average holding of 1,000 shares per Shareholder, with the minimum number of signatories.)

24    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

Shareholder's Explanation:

Under the Bank Act, the Bank is not compelled to accept the nomination of a Shareholder to the Board of Directors unless the Shareholder submits a proposal signed by the owners of a minimum of 5% of the voting shares of the Bank. This is insurmountable for ordinary Shareholders of modest means, but it is within the Bank's powers to adopt a policy that sets a lower threshold for nomination. The standard that is proposed here is high enough to demonstrate commitment and to avoid abuse, as it requires the support of owners of approximately $3,000,000 worth of Bank shares and also requires the support of a significant number of individuals with more than a token investment. The final decision as to whether any individual is be elected to the Board of Directors will, of course, continue to rest with the Shareholders in total, voting in person or by proxy at the annual meeting.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        TD has approximately 645 million shares outstanding and hundreds of thousands of shareholders. To accept this shareholder proposal could result in thousands of possible nominations where there is no certainty of a basis of support beyond the 100,000 shares (being approximately 0.015% of the outstanding shareholdings of the Bank). This process could unnecessarily clog and confuse the nomination process. Parliament has considered the issue of shareholders nominating directors and provided a mechanism for the nomination of a director by shareholders who can gather the support of 5% of the shareholders. In our view, this legislative position deals with the issue being put forward by the shareholder in a way that balances the right of the shareholder to put forward a candidate with the need to restrict this ability to those shareholders who will find a sufficient basis of support to make the nomination meaningful in practice. The current legislative provision also helps to ensure that director candidates represent the Bank and all of its shareholders and are not attempting to promote special interests.

        The Corporate Governance Committee of the Bank is made up of non-management directors. It is responsible for recruiting director candidates and making recommendations to the board of those candidates to be nominated for election by the directors. The responsibilities of directors are ever increasing and the Corporate Governance Committee expends considerable effort to ensure that the board complement includes the right mix of skills, experience and capabilities. This challenging exercise continues to expand as more regulators issue guidance regarding skill-sets on the board and is further complicated by our goal of maintaining a workable board size. Adding candidates without regard to these overall considerations does not advance the interests of the Bank or the shareholders in the long-run.

Proposal F:

It is proposed that the company abolish stock option plans as compensation to executive officers and directors.

Shareholder's Explanation:

Compensation strategies of North-American companies have since the mid 90s greatly moved towards increasing the use of stock option plans as compensation to their executive officers and directors. This practice generally resulted in excessive, illegal and indefensible levels of compensation in line with the performances of the great majority of companies and the stock performance offered to shareholders. These abuses have greatly contributed to the dramatic loss in confidence of investors and of the public in the quality of governance of public companies and in the integrity of financial markets. Compensation of company officers has become totally detached from the attainment of long-term objectives set by the administration and became an incentive to manage companies in terms of immediate stock prices. The massive use of stock option plans in the compensation system is the main cause of these biases and, in the opinion of many, would be the basis for numerous frauds where officers, with the complicity of their auditors, have contravened ethics and the law to tamper with the true information on the financial condition of their company. This is a failure, shared by an increasing number of observers and experts, of the objective assigned to the options of lining up the interests of officers with those of shareholders. In fact, they promoted squandering of the shareholders' wealth by senior executives of their companies. On September 26, 2002, the Canadian Council of Chief Executives (CCCE, Governance, Values and Competitiveness. A Commitment to Leadership, September 2002, page 13) also came to realize these business failures by stating that they understand the frustration felt by investors "when senior

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    25

executives are rewarded handsomely for past performance that proves to be short-lived". It is imperative that this method of compensation be eliminated and alternate formulas be found, such as granting shares with the obligation to hold on to them for a minimum period, in order to equate the interests of senior executives with those of shareholders. It is therefore requested that the TD Group does not extend its stock option plans to senior executives and directors when these obligations contracted in the past will have been fulfilled.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        This proposal is almost identical to Shareholder Proposal C submitted by Mr. Verdun. The Board of Directors refers shareholders to its response to Shareholder Proposal C which explains the rationale for the Board's position opposing this proposal and, in turn, supporting the continued use of stock options as an appropriate form of long-term compensation.

Proposal G:

It is proposed that the Chairman of the Board of directors as well as all presidents of the committees of the Board of directors give a verbal report and answer questions from shareholders at the company's annual meeting.

Shareholder's Explanation:

Shareholders' meetings must discuss business activities and internal affairs of the company. An internal affair that should be at the heart of these discussions at the shareholders' annual meeting is the quality of its corporate governance. Poor corporate governance has caused the loss of billions of dollars to investors over the last few years as a result of bankruptcies and misappropriations with direct consequences not only to shareholders of these companies but also to the whole financial community. Corporate governance is not only an ideal, an academic concept or a question of ethics, but also a question of performance for shareholders. So, the Board of Directors is a fundamental element of the governance system of public companies and plays a central role in the decisions taken in this respect. It is the centre of the delegation string that goes from shareholders to senior executives. Its main responsibilities are to supervise the administration of the company on behalf of shareholders who gave them that mandate, make certain decisions (such as the hiring and remuneration of senior executives) and, in general, identify the conflicts of interests between senior executives and shareholders to solve them for the benefit of the latter. To perform its mandate and to satisfy its obligations, the Board of Directors assigns certain material questions to committees. It is pursuant to this delegation of responsibilities and this supervisory mandate that the company's administration must report to the Board of Directors. It is pursuant to this same string of delegation of responsibilities that the Board of Directors must render accounts to shareholders on the way it has fulfilled its duties on their behalf. This proposal intends, on the one hand, to reinforce the relations between the Board, its committees and shareholders, and on the other hand, to enable shareholders to judge the quality of corporate governance within the company. Its adoption will enable shareholders to get additional information on certain questions pertaining to the performance of the Board's mandate and to heighten the transparency in their favour.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        The Board of Directors opposes this shareholder proposal on the basis that the Bank already adequately provides for reporting to its shareholders on corporate governance practices and the activities of the Board and provides an opportunity for shareholders to ask questions of the chairs of the Board committees.

        The Chairman of the Board of Directors and the Chairs of the Board committees have always been in attendance at the annual meetings and available to answer questions from shareholders. In addition, the Bank provides shareholders with a great deal of written information on its corporate governance. In recent years, it has expanded the disclosure on this front in both the Management Proxy Circular and the annual report. These documents now include a detailed reporting against the TSX Corporate Governance Guidelines, the Charters of Responsibilities for the Board and each of its committees, additional disclosure regarding the role of the Lead Director and more biographical information about each director. In addition, in its new public accountability statement the Bank has gone beyond the legal requirements for such a document by including a section

26    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

regarding its shareholders and highlighting the Bank's corporate governance practices. This report will be available online at www.td.com by March 15, 2003. Finally, the Management Resources Committee provides a detailed report to shareholders in the Management Proxy Circular. These documents are an excellent source of information available to shareholders to assist in understanding our corporate governance practices and policies.

Proposal H:

It is proposed that the chief executive officer and the officer responsible for company finances personally certify that the information contained in the periodic reports covering financial statements give a fair presentation, in all respects, of the facts, the financial condition and results of operations of the company.

Shareholder's Explanation:

This obligation has become statutory in the United States since the signing of the Sarbanes-Oxley Act by President Bush on July 30, 2002, enacted in response to numerous scandals and "confessions" of major companies on accounting manipulations. The TD Group, whose shares are traded in the United States, must be liable in this obligation towards the Securities and Exchange Commission. This obligation largely exceeds the scope of the statement in the "Responsibilities of the Management in the Preparation of Financial Statements" section since, on the one hand, it defines the fair presentation in a general context and not only under generally accepted accounting principles. On the other hand, it requires certification of not only financial statements but also other financial information (notes, comments and analysis by the management) relevant to the understanding of said financial statements. It is imperative that Canadian companies adopt this practice in order to affirm their regard for transparency and integrity towards their Canadian shareholders before being enforced to do so by legislation. The Canadian Council of Chief Executives (CCCE, Governance, Values and Competitiveness. A Commitment to Leadership, September 2002, page 13) is in favour of such certification.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        Because its common shares are listed on the New York Stock Exchange, TD is subject to many of the obligations of the U.S. Sarbanes-Oxley Act. Specifically, the CEO and CFO of the Bank are required to certify the annual report including the financial statements and Management's Discussion and Analysis. This includes certification that the financial statements, and other financial information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank for the periods presented in the report. The CEO and CFO have certified this year's Annual Report.

        The Board of Directors opposes this shareholder proposal because the Bank is already subject to a similar certification requirement under the Sarbanes-Oxley Act provisions that apply to the Bank. The certification requirements under the Sarbanes-Oxley Act are extremely prescriptive and even the smallest variation from the terms of the certification is prohibited. The wording of the shareholder proposal would result in a variation from the terms of the Sarbanes-Oxley Act. Therefore, the Board is unable to support this shareholder proposal because it would, at worst, result in a violation of the Sarbanes-Oxley Act and, at best, result in an unnecessary duplication.

        Finally, the Board of Directors has long held the view that requirements such as these are better dealt with through legislation or regulation than through shareholder proposals. In that way, there is a level playing field among corporations, rather than selectively imposing burdens on some and not others. As indicated above, the Bank is subject to a comparable regulatory requirement.

Proposal I:

It is proposed that the company prohibit any personal loan to directors and executive officers other than in the normal course of business and at normal interest rates.

Shareholder's Explanation:

These reduced-rate loans are granted for personal purposes (consumer purchases, investments and others) and are not always paid back. Companies have no reason for granting such emoluments to executive officers and directors

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    27

already quite gainfully compensated. This practice of personal loans used to speculate on shares of their own company combined with large numbers of share options promoted abuse by executives, contributed to recent financial scandals, the rapid fall of stock prices as well as declining investor confidence. Many companies have already announced the dismantling of these programs that are in no way profitable to shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        The Bank is currently subject to and in compliance with a prohibition on extensions of personal credit to its directors and executive officers except in certain circumstances where the credit is extended on market terms in accordance with the provisions of the U.S. Sarbanes-Oxley Act. The Bank Act also contains restrictions on the Bank lending to directors and senior officers and the Bank is in compliance with these restrictions. As indicated with respect to the previous proposal, the Board of Directors believes these issues are better dealt with through legislation or regulation than shareholder proposals in order to ensure a level playing field and avoid selectively burdening some companies.

Proposal J:

It is proposed that the Board of directors set up an ethics committee responsible for the company taking the necessary means to champion a corporate culture based on the highest ethical standards.

Shareholder's Explanation:

The events of the last few years have stressed the demoralization of a significant edge of the business world. The company and shareholders require their businesses to adhere to ethical principles and demonstrate a high level of corporate citizenship. It is not enough that the business adopts a code of ethics to do business if it is not supported by mechanisms that promote the adherence of all personnel and control and disciplinary measures for those who do not comply with them. Furthermore, this code must be revised on a regular basis to reflect the new realities of the company and of the business world. Shareholders are crying out to their companies to have zero tolerance with regard to integrity and they want this message to be clear and strong. To do so, they are asking the Board of Directors to set up an internal committee specifically dedicated to ethical issues. This committee will be mandated to make sure that the administration adopts the means to solidify their corporate culture based on ethics. It will be responsible for broadcasting a firm code of ethics at all levels of the company, revised on a regular basis and effective mechanisms are set up to control its application. Ethics and integrity are not just academic concepts they are conditions on which business decisions by customers, suppliers, debtors and investors are based. Therefore, this proposal relates to the conduct of the company as well as the performance for shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

        The Board of Directors opposes this shareholder proposal on the basis that in substance the Bank already meets the intent of this proposal and already has excellent systems in place to ensure high ethical standards. The Corporate Governance Committee of the Board is responsible for reviewing and approving the detailed Guidelines of Conduct which provide a code of conduct for the Bank to ensure high standards of ethical behaviour. The Audit Committee is responsible for monitoring compliance with the Guidelines of Conduct as well as other systems to identify and monitor any potential conflict circumstances such as related party transactions. Therefore, between the Corporate Governance Committee and the Audit Committee, both composed entirely of non-management directors, the role of ethics committee suggested by the proposal is fulfilled.

        The Guidelines of Conduct are provided to every employee, officer and director. Each year, every employee signs an acknowledgement that they have reviewed the Guidelines of Conduct and operated in compliance with it. Pursuant to the Guidelines of Conduct, mechanisms are in place for employees to raise any concerns and ask any questions they may have regarding issues related to the Guidelines of Conduct. The Compliance Department of the Bank monitors compliance with the Guidelines and reports to the Audit Committee. The Board also receives a report on an annual basis from management on the ethics and compliance culture within the Bank.

28    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

SCHEDULE B

CORPORATE GOVERNANCE PROCEDURES

        The Board of Directors and its Committees continually evaluate and improve the corporate governance policies and procedures of the Bank. Far-reaching regulatory changes were commenced in the past year. Some of these changes arose from the U.S. Sarbanes-Oxley Act. Other rules and guidelines are being issued or are expected from the Toronto Stock Exchange, the Canadian Securities Administrators and the New York Stock Exchange as well as our principal banking regulator, the Office of the Superintendent of Financial Institutions (Canada). The Bank is proud of its strong corporate governance practices which already meet many of the new and anticipated rules and guidelines. However, the Bank continues to monitor these changes and related guidance and will take appropriate action as these rules are finalized. In the following table, we compare the Bank's corporate governance procedures with the current Toronto Stock Exchange guidelines for improved corporate governance (the "TSX Guidelines"). The Bank's practices align with the TSX Guidelines.

TSX Guidelines for Corporate Governance			Governance Procedures at TD Bank
1.
The board of directors should explicitly assume responsibility for the stewardship of the Bank.
As part of that overall stewardship responsibility, the board of directors should assume responsibility for the following matters:
The Board of Directors is responsible for overseeing the Bank's management and business affairs and makes all major policy decisions for the Bank. The Board of Directors operates pursuant to a Charter establishing its key responsibilities (see page 88 of the Bank's 2002 Annual Report).
	(a)	Adoption of a strategic planning process;
The Board approves and oversees the implementation of the Bank's strategies. These matters are discussed thoroughly at Board meetings, and heads of business units and other members of management make frequent presentations to the Board which include a focus on and discussion of strategic initiatives. The Corporate Governance Committee reviews the adequacy of the strategic planning process.
	(b)	Identification of principal risks of the Bank's business and ensuring the implementation of appropriate systems to manage these risks;
The Board oversees the identification and management of risks. The Board, through its Committees, evaluates and approves internal control procedures, reviews investments and transactions that could adversely affect the Bank's well-being, and reviews and approves policies and procedures relating to risk management required by Canada Deposit Insurance Corporation Standards of Sound Business and Financial Practices.
	(c)	Succession planning, including appointing, training and monitoring senior management;
The Board and the Management Resources Committee oversee succession planning and the approval of succession decisions for senior officers. The Lead Director is responsible for ensuring such succession planning is in place.
In the course of the executive resourcing function, the Board and the Management Resources Committee monitor the development of executive resources.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    29

(d)	A communication policy for the Bank; and

The Corporate Governance Committee has approved a disclosure policy establishing requirements for communications with customers, employees, shareholders, the investment community, and the public. The Board or a Committee of the Board oversees communications with shareholders and other stakeholders including approving key disclosure documents such as the quarterly and annual financial statements, the Annual Report, the Annual Information Form, the Management Proxy Circular and the Public Accountability Statement.
The Audit Committee also monitors procedures relating to disclosure of information to the Bank's customers that is required by the Bank Act.
The Bank's Shareholder Relations Department provides information to shareholders and responds to their inquiries. The Bank also maintains an informative website at www.td.com. Shareholder inquiries or suggestions are forwarded to the appropriate Committee of the Board or person.
The Bank has also appointed an Ombudsman to assist customers who feel that an issue remains unresolved after dealing with the local branch and divisional offices. The Ombudsman's office provides an independent and impartial review of issues between the Bank and its customers.
Quarterly earnings conference calls are accessible on the Internet and/or via telephone live and on a recorded basis.
(e)	the integrity of the corporation's internal control and management information systems.
The Board, together with the Audit Committee, requires management to implement and maintain appropriate systems of internal controls. The Audit Committee assesses the adequacy and effectiveness of internal controls, including management information systems and audit procedures.
2.	The board of directors should be constituted with a majority of individuals who qualify as "unrelated" directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Bank, other than interests and relationships arising from shareholding.	All but four of the current 16 directors of the Bank are both unaffiliated with and unrelated to the Bank.
The Bank Act, which regulates the Bank, requires that no more than two-thirds of the directors may be "affiliated" with the Bank. When the Bank is determining whether a director is unaffiliated according to the Bank Act, it considers the prescribed tests under the Bank Act. When the Bank is determining whether a director is unrelated according to the TSX guidelines, it considers whether the size and importance of the director's business or other relationships the director and the director's spouse have with the Bank could reasonably give rise to a perception of a lack of independence for the director. The Bank's directors are elected to exercise independent judgment on all issues.

30    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

3.	The board has the responsibility for applying the definition of "unrelated director" to the circumstances of each individual director and for disclosing annually the analysis of the application of the principles supporting their conclusion. Management directors are related directors.	Currently, only three of 16 persons proposed for election to the Board are "related" to the Bank as determined pursuant to the TSX guidelines and/or are "affiliated" with the Bank as determined pursuant to the Bank Act. One of these is Mr. W. Edmund Clark by virtue of being an officer of the Bank. The other two directors are "affiliated" with the Bank by virtue of banking relationships.
4.	The board of directors should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees and for assessing directors on an ongoing basis.	The Corporate Governance Committee (composed entirely of outside directors) recommends to the Board a list of directors for election at the annual meeting and recommends to the Board candidates to fill any vacancies on the Board that occur between annual meetings.
5.
Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
Annually each director completes a questionnaire designed to elicit feedback on the effectiveness of the Board and its Committees and the support provided by management. The Corporate Governance Committee considers each director's annual comments on the effectiveness of the Board and its Committees and then proposes modifications to improve the Board and Committee functions, and the Bank's corporate governance practices. Each Committee of the Board has also undertaken to self-assess its effectiveness.
The Corporate Governance Committee also assesses the contribution of each director annually.
During 2002, the Corporate Governance Committee retained an outside consultant to assist it in considering board composition and new director candidates.
6.	Every corporation should provide an orientation and education program for new recruits to the board.
The Corporate Governance Committee provides an orientation and education program for new directors, including a Director's Manual.
Members of the executive management team are made available to directors. Presentations are made regularly to the Board on different aspects of the Bank's operations and ongoing educational seminars are held on topics that will assist the Board members in fulfilling their obligations.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    31

7.
Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
The Corporate Governance Committee recommends criteria for the composition of the Board and the size of the Board.
The Board carefully examines issues relating to its size and balances factors such as age, geographical, professional, and industry representation. The Board also ensures that the directors of the Bank, taken all together, have the right skills, experience and capabilities to meet the challenges facing the Bank.
The Board has significantly decreased its size in the past 13 years from 35 directors in 1990 to the current 16 directors. In considering board size, the Board balances the competing goals of keeping the board size small enough to permit effective discussions and of ensuring there is adequate representation to meet the demands of board and committee work.
8.
The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.
The Board, together with the Corporate Governance Committee, reviews and approves director compensation policies and practices to ensure that compensation realistically reflects the responsibilities and risks involved.
The compensation of directors may include an equity component. The Board has in place a policy that all directors are expected to acquire, over time, common shares of the Bank with a value equivalent to six times the director's base retainer.
9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.	Each of the Board's Committees is composed entirely of outside directors, a majority of whom are unrelated.

32    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

10.	Every board of directors should expressly assume, or assign to a committee, responsibility for developing the corporation's approach to governance issues, including the response to the TSX guidelines.	The Corporate Governance Committee is responsible for corporate governance issues, including structures and procedures for the independent functioning of the Board. The Corporate Governance Committee and the Board of Directors have reviewed and approved this response to the TSX guidelines.
11.
The board of directors, together with the CEO, should develop position descriptions for the board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.
The Management Resources Committee reviews, and the Board approves, the CEO's Position Description and the corporate goals and objectives for which the CEO is responsible. The Board and the Management Resources Committee monitor the Bank's results against these goals and objectives.
In accordance with the requirements of the Bank Act, certain important matters must be brought before the Board of Directors and the Board has also chosen to reserve certain other key decisions to itself. These include acquisitions, outsourcing arrangements, significant investments and transactions that are outside the ordinary course. The main responsibilities of the Board are set out in the Board Charter and reproduced on page 88 of the Bank's 2002 Annual Report.
Management is responsible for the day-to-day operations of the Bank. To facilitate the functioning of the Bank, the Board has delegated certain decisions to management. The Board Charter requires the Board to ensure that there are sufficient internal checks and balances on management.
12.
The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be (i) appoint a non-management chair or (ii) adopt alternate means such as a lead director.
Appropriate procedures may involve the board meeting on a regular basis without management or assigning the responsibility of administering the board's relationship with management to a committee of the board.
In order to facilitate the independent functioning of the Board of Directors from management, the Board has appointed the Chair of the Corporate Governance Committee as the Lead Director of the Bank. The Lead Director is an unrelated director under the TSX guidelines and serves according to a Mandate reviewed by the Corporate Governance Committee. In the current environment of evolving corporate governance, the Board of Directors has determined that the Lead Director of the Bank will assume the position of Chair of the Board of Directors following the Meeting.

THE TORONTO-DOMINION BANK      PROXY CIRCULAR    33

The Board and its Committees can choose to meet without management present at any time, and the Board's policy is to do so at least four times a year. In these meetings, the Lead Director, or in his absence another outside director, serves as chair. In 2002, the Board met nine times without management present and its Committees met a total of 14 times without management present.
The Board and/or the Corporate Governance Committee regularly considers independence in the context of the Board and its Committees.

13.
The audit committee of every board of directors should be comprised only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to committee members. The audit committee should have direct access to internal and external auditors and the committee's duties should include oversight responsibilities for management reporting on internal controls. In addition, the audit committee should ensure that management has an effective system of internal control.
The Audit Committee is composed entirely of outside, i.e., non-management, directors.
The Committee meets regularly with the shareholders' auditors, the Office of the Superintendent of Financial Institutions Canada and the Bank's Chief Financial Officer, Chief Auditor and Senior Vice President, Compliance in carrying out its duties. The main responsibilities of the Audit Committee are set out in its Charter and are contained on page 89 of the Bank's 2002 Annual Report.
The Board, together with the Audit Committee, requires management to implement and maintain appropriate systems of internal controls. The Audit Committee assesses the adequacy and effectiveness of internal controls.
14.	The board of directors should implement a system that enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. This engagement should be subject to approval by an appropriate committee of the board.	According to the Bank's corporate governance policies, the Board of Directors, its Committees and each director can retain independent advisors, at the Bank's expense, on any matter related to the Bank. Each Committee retaining an advisor has sole authority to approve the amount of the advisor's fees and to terminate the advisor's retainer. For an individual director to retain an advisor the director requires the approval of the Corporate Governance Committee.

34    THE TORONTO-DOMINION BANK      PROXY CIRCULAR

The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2
www.td.com

THE TORONTO-DOMINION BANK FORM OF PROXY – COMMON SHARES Annual Meeting of Common Shareholders – April 3, 2003

The undersigned holder of common shares of THE TORONTO-DOMINION BANK hereby appoints A. CHARLES BAILLIE, Chairman of the Board, or failing him, W. EDMUND CLARK, President and Chief Executive Officer, or failing them, MARSHALL A. COHEN, Lead Director, or instead of any of them, ............................................... ..... as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE BANK TO BE HELD ON THE 3rd DAY OF APRIL, 2003 and any adjournment(s) thereof.

The said proxyholder is hereby specifically directed to vote for or against or to withhold from voting as indicated below:

The Directors and management recommend Shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by management in this form of proxy intend to vote FOR:

		Vote for	Withhold from voting		Vote for	Withhold from voting
1.	Election of Directors
	Hugh J. Bolton W. Edmund Clark Marshall A. Cohen Wendy K. Dobson Darren Entwistle Henry H. Ketcham Pierre H. Lessard Brian F. MacNeill	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	Roger Phillips Wilbur J. Prezzano Edward S. Rogers Helen K. Sinclair Donald R. Sobey Michael D. Sopko John M. Thompson Richard M. Thomson	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐
					Vote for	Withhold from voting
2.	Appointment of Auditors named in the Management Proxy Circular				☐	☐

The Directors and management recommend Shareholders vote AGAINST the matters below. Unless otherwise specified, the proxyholders designated by management in this form of proxy intend to vote AGAINST:

		Vote for	Vote against			Vote for	Vote against
3. 4. 5. 6. 7.	Shareholder Proposal A Shareholder Proposal B Shareholder Proposal C Shareholder Proposal D Shareholder Proposal E	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐	8. 9. 10. 11. 12.	Shareholder Proposal F Shareholder Proposal G Shareholder Proposal H Shareholder Proposal I Shareholder Proposal J	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐

The description of the Shareholder Proposals is set out in Schedule A of the accompanying Management Proxy Circular.

Date	Shareholder's Signature

Note: A space has been designated for a date. If it is not dated in the space, this Form of Proxy is deemed to bear the date on which it was mailed to the Shareholder.

A shareholder has the right to appoint a person other than those designated above by inserting the name of such other person in the space provided above or by completing another proper form of proxy. Subject to the provisions of the Bank Act (Canada) the shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions given herein. This proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth above if no choice is specified and to vote in his or her discretion in respect of any amendments or other matters that may properly come before the Meeting and any adjournment(s).

This Form of Proxy is solicited on behalf of management.

PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED OR FAX TO CIBC MELLON TRUST COMPANY AT (416) 368-2502.

Quarterly Financial Statements Request

The Toronto-Dominion Bank's quarterly reports to shareholders are available at td.com/investor/earnings.html, but if you wish to receive the 2003 quarterly reports by mail please mark this box. If you do not mark the box, or do not return this form, you will NOT receive these reports by mail.  ☐

QuickLinks

FORM 6-K SIGNATURES
THE TORONTO-DOMINION BANK NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS
THE TORONTO-DOMINION BANK MANAGEMENT PROXY CIRCULAR
PART I — VOTING INFORMATION
PART II — BUSINESS OF THE MEETING
PART III — EXECUTIVE COMPENSATION SUMMARY COMPENSATION TABLE
OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
LONG-TERM INCENTIVE PLANS — AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR
PENSION PLAN TABLE
PART IV — MANAGEMENT RESOURCES COMMITTEE REPORT
PART V — ADDITIONAL INFORMATION
CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS
TABLE OF INDEBTEDNESS UNDER SECURITIES PURCHASE PROGRAMS
TABLE OF INDEBTEDNESS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS
CORPORATE GOVERNANCE
DIRECTORS' APPROVAL
SCHEDULE A
SHAREHOLDER PROPOSALS
SCHEDULE B CORPORATE GOVERNANCE PROCEDURES
FORM OF PROXY - COMMON SHARES